FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting Issuer

1.

Name of reporting issuer:

TITAN TRADING ANALYTICS INC.

Selling security holder

2.

Your name:

KENNETH W. POWELL

3.

The offices or positions you hold in the reporting issuer:     PRESIDENT

4.

Are you selling securities as a lender, pledgee, mortgagee or other

encumbrancer?     NO.  NOT APPLICABLE

5.

Number and class of securities of the reporting issuer you beneficially own:

3,945,903 COMMON SHARES

Distribution

6.

Number and class of securities you propose to sell:

100,000 COMMON SHARES

7.

Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.

PRIVATELY

Warning

It is an offense to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date:

March 21, 2005

KENNETH W. POWELL

Your name (Selling security holder)

signed “Kenneth W. Powell”

Your signature (or if a company, the

signature of your authorized signatory)